March 13, 2020

Eric D. Shaff
Chief Executive Officer
Seres Therapeutics, Inc.
200 Sidney Street
Cambridge, Massachusetts 02139

       Re: Seres Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 9, 2020
           File No. 333-237033

Dear Mr. Shaff:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Peter N. Handrinos, Esq.